FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, April 19, 2013

FAIRFAX ANNOUNCES CONFERENCE CALL

Fairfax Financial Holdings Limited (TSX:FFH and FFH.U) will hold a conference call at 8:30 a.m. Eastern Time on Friday, May 3, 2013 to discuss its 2013 first quarter results which will be announced after the close of markets on Thursday, May 2 and will be available at that time on its website www.fairfax.ca.  The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada and U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”.

A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time on Friday, May 17, 2013.  The replay may be accessed at (866) 403-7099 (Canada and U.S.) or 1 (203) 369-0571 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                    John Varnell, Vice President, Corporate Development,
at (416) 367-4941

Media Contact
Paul Rivett, Vice President, Operations, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946